Exhibit 99.5

LUMI THOMSON REUTERS® USER GUIDE – VIRTUAL MEETING PLEASE READ CAREFULLY To start This year’s annual meeting of shareholders of Thomson Reuters Corporation will be held virtually on Wednesday, June 8, 2022, at 12:00 p.m. (Eastern Daylight Time). You will be able to participate online using your smartphone, tablet or computer. By participating online, you will be able to view a live audio webcast of the meeting, submit or ask questions during the meeting and vote in real time, provided that you are connected to the Internet. Questions may be typed or asked by phone (as described on the next page). As usual, you may also provide voting instructions before the meeting by completing the proxy or voting information form that has been provided to you. Please refer to the “Voting Information and How to Attend” section of the circular for further details. Important Notice for Non-Registered Holders Non-registered holders (being shareholders who hold their shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary) who have not duly appointed themselves as a proxyholder may virtually attend as guests but will not be able to vote or submit or ask questions during the meeting. If you are a non-registered holder and wish to attend, submit or ask questions and vote at the meeting, you should carefully follow the instructions set out on your voting information form and in the circular in order to appoint and register yourself as proxy. If you are a non-registered shareholder located in the United States, you also need to obtain a valid legal proxy from your intermediary. Please see the “Voting Information and How to Attend” section of the circular for details. Registered Shareholders and Appointed Proxyholder: Select “I have a login”. Guests: Select “I am a guest” and fill in the form. You will be able to log into the site from 11:30 a.m. (Eastern Daylight Time) on June 8, 2022. We recommend that you log in at least 15 minutes before the meeting starts at 12:00 p.m. (Eastern Daylight Time). 16:23 Outlook LUMI I have a login I am a guest Support To participate online I. Make sure the browser on your device is compatible. You will need the latest version of Chrome, Safari, Edge, or Firefox. Internet Explorer is not supported. Caution: Internal network security protocols including firewalls and VPN connections may block access to the Lumi platform for your meeting. If you are experiencing any difficulty connecting to the meeting, ensure your VPN setting is disabled or use a computer on a network not restricted to security settings of your organization. 2. Non-registered shareholders who wish to appoint themselves as proxyholder and non-registered/registered shareholders who wish to appoint another person as proxyholder MUST register the proxyholder at www.computershare.com/ThomsonReuters. Failure to do so will result in the appointee not receiving a username that’s required to submit or ask questions or vote at the meeting. Using your smartphone, tablet or computer, go to the following address: Meeting Access www.tr.com/agm2022 You will need the following information to log in: Meeting ID 459-735-320 Password tri2022 Registered Shareholders The control number listed on your form of proxy. Appointed Proxyholder The control number or username provided by the transfer agent. Registered Shareholders Enter the control number listed on your form of proxy or e-mail notification as your username and the password above. Appointed Proxyholder Enter the control number or username provided by the transfer agent, provided your appointment has been registered, and the password above. 16:23 Outlook LUMI Username Password LOGIN Support

HOME MESSAGING LUMI agm PARTICIPATING IN THE MEETING To listen to the Meeting, select the broadcast tab which appears on the right side of the screen on a computer or at the bottom on a mobile device. Press play to participate in the Meeting. You must have audio enabled on your device and the stream unmuted. VOTING Once voting has opened, the voting tab will appear on the navigation bar at the top of your screen. The resolutions and voting choices will then be displayed. After you vote, a message confirming· “vote received” will appear. Your vote can be changed by simply clicking the other option. If you wish to cancel your vote, please press “Cancel”. QUESTIONS Questions can be submitted at any time during the Meeting until the Chair closes the session. To submit a question select the messaging tab at the top of your screen. Type your message within the text box at the top of the messaging screen and then click the BROADCAST that questions via the Once logged in, you will see the home page, where you can access the meeting information, documents and the audio broadcast. To watch the live audio meeting, press on the broadcast icon. On a computer, the broadcast will appear automatically at the right side once the meeting has started. 16:25 web.lumiagm.com Broadcast Voting Once voting has opened, the voting tab will appear. The resolutions and voting choices will be displayed in that tab. To vote, select one of the voting options. Your choice will be highlighted. A confirmation message will also appear to show your vote has been received. The items of business for which you have voted, or not yet voted, is displayed at the top of the screen. You can change your votes until the end the voting period by simply selecting another choice. If you wish to cancel your vote, please press Cancel. 16:25 web.lumiagm.com 482-568-917 VOTING DOCUMENTS Poll Open You have voted on 1 of 3 items Resolution 1 For - Vote received For Against Withhold CANCEL Resolution 2 Select a choice to send, For Against BROADCAST You will continue to hear the meeting proceedings. To return to the broadcast tab on mobile, tap on the broadcast button after having voted. Please ensure that you are connected to the Internet at all times to be able to vote. If you are not connected, your vote will not be recorded. It is your responsibility to ensure you stay connected for the duration of the meeting. Questions Only registered shareholders or appointed proxyholders may ask questions during the meeting. To ask a question, select the messaging tab. Type your question within the box at the top of the screen and click the send arrow. To ask a question verbally instead, send your phone number and subject in the messaging tab. The Lumi platform will dial you in the conference. Please mute your computer and listen to the meeting on your phone only. This will prevent any delay or feedback from occurring. When called upon to ask your question, you will be unmuted. Questions sent via the Lumi AGM online platform will be moderated before being sent to the Chair. 16:25 web.lumiagm.com 482-568-917 HOME MESSAGING Messaging Ask a question M. Smith What is the dividend rate? f in www.lumiglobal.com LUMI